Filed pursuant to Rule 424(b)(3)
Registration No. 333-237907

PROSPECTUS SUPPLEMENT NO. 1

1,500,000 Common Shares

Auris Medical Holding Ltd.

Common Shares

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements our Prospectus dated May 11, 2020 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-237907). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale, from time to time, of up to 1,500,000 common shares of Auris Medical Holding Ltd., a Bermuda company, by the selling shareholder, Lincoln Park Capital Fund, LLC.

This Prospectus Supplement includes information from our Reports on Form 6-K, which were furnished with the Securities and Exchange Commission on July 2, 2020, September 8, 2020, September 11, 2020 and September 17, 2020 (as amended).

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 16, 2020.

Information from the Form 6-K furnished on July 2, 2020

Reduction of the par value of the Company’s common shares

As previously announced, on June 4, 2020, the shareholders of Auris Medical Holding Ltd. (the “Company”) approved the reduction of the issued share capital of the Company by reducing the par value of each common share of the Company in issue from CHF 0.40 to CHF 0.01 (the “Reduction”) with effect from not before June 4, 2020 and no later than June 30, 2020 (the “Effective Date”), which date the Board of Directors of the Company subsequently resolved to be June 30, 2020, provided the Company satisfied the requirements of section 46(2) of the Companies Act 1981, as amended of Bermuda on the Effective Date.

On June 30, 2020, the Reduction took effect, the issued share capital of the Company was reduced from CHF 2,023,633.60 to CHF 50,590.84, the amount of such reduction was credited to the contributed surplus account of the Company and the authorized share capital of the Company attributable to common shares was reduced to CHF 250,000, divided into 25,000,000 common shares of CHF 0.01 each.

Information from the Form 6-K furnished on September 8, 2020

Convertible Loan Agreement

On September 7, 2020, Auris Medical Holding Ltd., an exempted company limited by shares incorporated in Bermuda (“we” or the “Company”), and Altamira Medica AG, a corporation (Aktiengesellschaft) organized and existing under the laws of Switzerland and a wholly-owned subsidiary of the Company (the “Borrower”), entered into a convertible loan agreement (the “Loan Agreement”) with FiveT Capital Holding AG (the “Lender”), pursuant to which the Lender has agreed to loan to the Borrower CHF 1,500,000 (the “Loan”), which Loan bears interest at the rate of 8% per annum and matures 18 months from the date (the “Disbursement Date”) the Loan proceeds are disbursed to the Borrower.

The Borrower may prepay all or part of the Loan after six months after the Disbursement Date; provided that the Borrower will pay an amount equal to 130% of the desired prepayment amount. Subject to certain notice periods, the Lender shall have the right to accelerate repayment of the Loan upon any event of default under the Loan Agreement, which includes if the Borrower and/or the Company fail to make any required payment under the Loan or breach any other material obligation thereunder. In addition, upon a Change of Control Transaction (as defined in the Loan Agreement) with respect to the Borrower or the Company, the Loan Agreement will become due within 10 days after the transaction in an amount equal to the higher of (i) the outstanding balance, including principal and accrued and unpaid interest and (ii) the amount that would have been payable to the Lender as a result of the Change of Control Transaction if the Lender had converted such outstanding balance into common shares, nominal value of CHF 1.00 per share of the Borrower (the “Borrower Shares”) or common shares, par value CHF 0.01 per share of the Company (the “Company Shares”), respectively, under the Loan Agreement immediately prior to the completion of the transaction.

From the date that is five trading days after the Disbursement Date until the maturity date of the Loan Agreement, the Lender will have the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into Borrower Shares and/or Company Shares, subject to the limitation that the Lender own no more than 49.99% of the Borrower Shares at any time and no more than 9.99% of the Company Shares at any time. The conversion price of the Loan into Borrower Shares will be the lower of (i) CHF 3.00 per share (subject to adjustment for share splits or other similar events) and (ii) the issue price per newly issued Borrower Share paid by any third party investor in a financing round of the Borrower as a result of which such third party investor holds a number of Borrower Shares equal to at least 10% of all Borrower Shares issued and outstanding following the completion of such financing round. The conversion price of the Loan into Company Shares will be the lower of (i) 150% of the price per Company Share as at close of the NASDAQ stock exchange on the Disbursement Date (subject to adjustment for share splits or other similar events) and (ii) 95% of the average price per Company Share as at close of the NASDAQ stock exchange during five (5) trading days preceding the date of the applicable conversion notice; provided, however, that under no circumstances will the conversion price per Company Share be less than the higher of (x) the par value per Company Share and (y) a floor price that equals, (A) for the first three calendar months commencing on the Disbursement Date, 75% of the price of a Company Share at close of the NASDAQ stock exchange immediately preceding the time of execution of the Loan Agreement (B) from the three-month anniversary of the Disbursement Date until three months thereafter, 75% of the average of the prices of a Company Share at close of the NASDAQ stock exchange on each trading day during the first three calendar months commencing on the Disbursement Date and (C) during each three-calendar month period thereafter, 75% of the average of the prices of a Company Share at close of the NASDAQ stock exchange on each trading day during the three-calendar month period preceding the beginning of such three-calendar month period.

Pursuant to the Loan Agreement, the Company agreed to file a registration statement on Form F-3 (or other appropriate form) as soon as practicable (and in any event within 30 days of the Disbursement Date) providing for the resale by the Lender of the Company Shares that may be issued upon any conversion of the Loan and to use its best efforts to cause such resale registration statement to be declared effective by the Securities and Exchange Commission (the “SEC”) within 60 days following the Disbursement Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Disbursement Date).

The Borrower Shares and/or Company Shares are being sold by the Company to the Lender under the Loan Agreement in reliance upon an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

AM-301 Development Program Announcement

In addition, the Company issued a press release on September 8, 2020 announcing a new development program, the Loan Agreement and the formation of the Borrower.

Auris Medical Launches Development of Drug-Free Nasal Spray for Protection against Airborne Pathogens and Allergens

●	Development of AM-301 nasal spray initiated with aim of regulatory submission in 2021

●	Key component of AM-301 shown to reduce SARS-CoV-2 viral infectious load in vitro by up to 99%

●	Creation of dedicated subsidiary, Altamira Medica Ltd, to focus solely on AM-301 development program

●	CHF 1.5 m convertible loan arranged in support of development program

Hamilton, Bermuda, September 8, 2020 – Auris Medical Holding Ltd. (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders, today announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne pathogens and allergens, based on positive data obtained in a SARS-CoV-2 assay. In order to expedite the development process, Auris Medical set up a new subsidiary, Altamira Medica Ltd. (“Altamira”), based in Zug, Switzerland, and has already obtained funding through a CHF 1.5 m convertible loan agreement.

Seeking protection against airborne pathogens and allergens

AM-301 is a gel which works by forming a protective layer on the nasal mucosa, acting as a physical barrier against airborne pathogens and allergens. Under normal conditions, human beings take in approximately 90% of air through their noses, which are therefore particularly exposed to airborne pathogens and allergens. The thin protective film formed by the AM-301 gel helps to prevent the contact of such pathogens and allergens with cells; in addition, the composition serves to “trap” such particles and help with their discharge. Together, this is designed to reduce the risk of infection and promote alleviation of allergic symptoms.

Promising results in SARS-CoV-2 assay

The potential protective effects of AM-301 have been demonstrated to date in a SARS-CoV-2 virus assay. In this the experiment, the key component of AM-301 was added in various concentrations to a suspension of the virus for various time periods. Virus particles were then collected from the suspension and transferred onto cell cultures for incubation, allowing for viral replication and infection of adjacent cells. The experiment showed that after only 5 minutes of contact between AM-301’s key component and the virus suspension the viral infectious load was reduced by up to 99%. The Company intends to perform additional testing involving various pathogens and allergens.

Addressing need for personal protection

“The current Covid-19 pandemic has drastically highlighted the risks of airborne transmission of viruses and the need for protective measures such as proper ventilation in buildings and the wearing of face masks“, commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “With AM-301, we are seeking to provide a simple and effective means for personal protection in settings or places with increased risk of exposure to airborne pathogens, such as public transportation, flights, cruises, sport events, concerts or university lectures. In addition to its potential protection against SARS-CoV-2 and other pathogens, we believe AM-301 could provide help to people suffering from allergic rhinitis by reducing their exposure to airborne allergen particles e.g. from pollens, house dust or animal hair.”

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

www.aurismedical.com

Aiming for regulatory submissions in 2021

For AM-301, the Company can draw on its experience from the development of nasal sprays with betahistine for the treatment of vertigo (AM-125) or antipsychotic-induced weight gain (AM-201). Unlike the betahistine nasal sprays, AM-301 does not contain any active substance, and the Company believes it will be regulated and marketed as an “over-the-counter” medical device. The Company will advance and complete the development of AM-301 through its new Altamira subsidiary. Following the conduct of further studies in safety and efficacy, the Company is targeting submission of regulatory applications to the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions in 2021. Altamira plans to initiate discussions with regulatory authorities regarding the regulatory pathway for AM-301 shortly. The Company intends to market AM-301 in collaboration with partners.

Funding with financial or strategic investors

Altamira is currently a 100% subsidiary of Auris Medical Holding Ltd.; going forward, the Company expects its ownership in Altamira to decrease as financial or strategic investors will be invited to join as shareholders as additional financing will be required. In a first transaction, FiveT Capital Holding Ltd. (“FiveT”), a Swiss investment management firm, provided a convertible loan to Altamira. The loan has a principal amount of CHF 1.5 m, a duration of 18 months, and carries an interest rate of 8% p.a. Under the terms of the agreement, FiveT will have the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions. The Company has filed a copy of the convertible loan agreement on Form 6-K with the Securities and Exchange Commission and will file a registration statement on Form F-3 to register for resale the common shares of the Company that may be issued upon conversion.

About Auris Medical

Auris Medical is a biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and CNS disorders. The Company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). With AM-301, the Company is developing a nasal spray for protection against airborne pathogens and allergens. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, whether the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions will agree with Auris Medical’s plans for the regulatory pathway for AM-301 and its other product candidates, whether the safety and efficacy of AM-301, and other regulatory requirements, can be established to the satisfaction of the FDA and other regulatory authorities, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2019, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:
Joseph Green
Edison Advisor for Auris Medical
646-653-7030
jgreen@edisongroup.com

or

investors@aurismedical.com

Auris Medical Announces Positive Interim Data from TRAVERS Phase 2 Study with AM-125 in Vertigo

●	Dose dependent improvement in balance tests over placebo in Part A of TRAVERS trial
●	Improvement 1.9 to 2.4 times greater with highest dose than with placebo
●	Trial to proceed with Part B to test AM-125 10 and 20 mg vs. placebo

Hamilton, Bermuda, September 3, 2020 – Auris Medical Holding Ltd. (NASDAQ: EARS), a clinical- stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders, today announced positive top-line data from the interim analysis of its Phase 2 “TRAVERS” trial with intranasal betahistine in vertigo (AM- 125).

The interim analysis was based on Part A of the trial, which enrolled 33 patients suffering from vertigo following neurosurgery who were treated with AM-125 1, 10 or 20 mg or placebo (3 x daily) for four weeks. It demonstrated a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes.

“We are very excited and encouraged by the good safety and tolerability as well as the strong and consistent signals of AM-125’s clinical efficacy observed in this first part of the TRAVERS trial,” commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “For patients suffering from vertigo, regaining balance as quickly as possible is of utmost importance. Unlike other vertigo drugs that suppress the vestibular function to treat just short-term symptoms such as nausea, AM-125 acts as a vestibular stimulant to enhance and accelerate vestibular compensation and help patients to ‘get back on their feet’. There is a strong medical need for a novel drug in this area, with e.g. 35.4% of the US population aged 40 years and older suffering from vestibular dysfunction (i.e. failing the “Standing on Foam” test).1 We look forward to advancing the AM-125 program further in order to bring this innovative nasal spray to patients.”

Based on the results from the interim analysis, the two highest doses, 10 and 20 mg, were selected by the Company to be tested against placebo in 72 patients in Part B of the trial. As the Company remained blinded to treatment allocation during the interim analysis, the corresponding data from Part A will be pooled with those from Part B. The improvement in the “Standing on Foam” test will become the sole primary efficacy endpoint. This test measures how long patients are able to maintain balance on a foam mat (to obscure proprioceptive input) with their eyes closed (to eliminate visual input), relying primarily on vestibular input from their inner ears. The improvement in the more challenging “Tandem Romberg” test, which is performed with eyes closed and the two feet to aligned one after the other, will become the key secondary efficacy endpoint. Prior to starting Part B of the trial, open label testing of oral betahistine for reference purposes will be completed (n=16).

1	Agrawal Y et al. (2009), Disorders of Balance and Vestibular Function in US Adults - Data From the National Health and Nutrition Examination Survey, 2001-2004, Arch Intern Med. 169(10):938-944.

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda www.aurismedical.com

About Betahistine

Betahistine is a small molecule structural analog of histamine, which acts as an agonist at the H1 and as an antagonist at the H3 histamine receptors. Unlike histamine, it crosses the blood-brain- barrier. It is known to enhance inner ear and cerebral blood flow, increase histamine turnover and enhance histamine release in the brain, increase release of acetylcholine, dopamine and norepinephrine in the brain and to result in general brain arousal. The compound has a very good safety profile, yet it is also known that its clinical utility is held back by poor bioavailability. Intranasal administration of betahistine has been shown to result in 5 to 29 times higher bioavailability.

About AM-125

Intranasal betahistine is being developed under project code AM-125 for the treatment of acute vertigo. Betahistine has been shown to increase cochlear, vestibular and cerebral blood flow, facilitate vestibular compensation and inhibit neuronal firing in the vestibular nuclei. Betahistine for oral administration is approved in about 115 countries, with the US being a notable exception, for the treatment of vertigo and Meniere’s disease.

About Auris Medical

Auris Medical is a biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and CNS disorders. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward- looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2019, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:

Joseph Green

Edison Advisor for Auris Medical 646-653-7030

jgreen@edisongroup.com or

investors@aurismedical.com

Auris Medical Announces Positive Top-Line Data from AM-201 Phase 1b Study in Antipsychotic-Induced Weight Gain and Provides Update on TRAVERS Phase 2 Study

●	Administration of intranasal betahistine 30 mg shows statistically significant reduction in olanzapine-induced weight gain

●	Treatment well tolerated and safe with no adverse effects

●	Enrollment into Phase 2 TRAVERS trial with AM-125 resumed following break due to COVID-19 pandemic

Hamilton, Bermuda, May 26, 2020 – Auris Medical Holding Ltd. (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders, today announced positive top-line data from its Phase 1b trial with AM-201 in antipsychotic-induced weight gain and provided an update on the enrollment into its Phase 2 trial with AM-125 in vertigo.

The Phase 1b trial demonstrated good safety and tolerability of ascending doses of AM-201 as well as a dose-dependent reduction in weight gain in healthy volunteers treated with oral olanzapine (10 mg) for four weeks. At the highest AM-201 dose of 30 mg administered three times daily, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). As expected, intranasal delivery of betahistine allowed for substantially higher concentrations in blood plasma compared with levels previously reported for oral betahistine.

“We are very pleased with the positive safety, efficacy and pharmacokinetic outcomes achieved with intranasal betahistine in our first clinical trial for the prevention of antipsychotic-induced weight gain“, commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “Weight gain and related metabolic or cardiovascular problems are major side effects of olanzapine and other antipsychotic medications, which often results in a major burden on the health and quality of life of patients. We are delighted to see the positive efficacy signals with AM-201 as well as the excellent tolerability of the nasal spray application in the Phase 1b trial.” Following completion of the data analysis, the Company intends to prepare a Phase 2 clinical trial and to disclose detailed results from the study in a scientific journal.

In addition, the Company announced that the Phase 2 TRAVERS trial with AM-125 in acute peripheral vertigo has resumed enrollment. The COVID-19 outbreak had led to a standstill of recruitment towards the end of March 2020 as trial sites postponed elective surgeries, including those generating the type of acute vertigo required for study participation, and temporarily reduced or suspended clinical research activities. As the COVID-19 outbreak has started to subside in several European countries, a small number of trial sites have resumed recruitment in the past few weeks. Barring the reintroduction of COVID-19 related restrictions, the Company expects further sites to reopen in the coming weeks and the interim analysis following Part A of the trial to be completed in the third quarter of 2020.

About Betahistine

Betahistine is a small molecule structural analog of histamine, which acts as an agonist at the H1 and as an antagonist at the H3 histamine receptors. Unlike histamine, it crosses the blood-brain-barrier. It is known to enhance inner ear and cerebral blood flow, increase histamine turnover and enhance histamine release in the brain, increase release of acetylcholine, dopamine and norepinephrine in the brain and to result in general brain arousal. The compound has a very good safety profile, yet it is also known that its clinical utility is held back by poor bioavailability. Intranasal administration of betahistine has been shown to result in 5 to 29 times higher bioavailability.

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda www.aurismedical.com

About AM-125

Intranasal betahistine is being developed under project code AM-125 for the treatment of acute vertigo. Betahistine has been shown to increase cochlear, vestibular and cerebral blood flow, facilitate vestibular compensation and inhibit neuronal firing in the vestibular nuclei. Betahistine for oral administration is approved in about 115 countries, with the US being a notable exception, for the treatment of vertigo and Meniere’s disease.

About AM-201

Intranasal betahistine is being developed under project code AM-201 for the prevention of antipsychotic-induced weight gain and somnolence. Many antipsychotic drugs are known to block the H1 histamine receptor, which is involved in the control of appetite and wakefulness, resulting in weight gain and somnolence as side effects. As an H1 receptor agonist, betahistine is thought to counteract the antipsychotics’ inhibitory effects; in addition, betahistine blocks presynaptic H3 histamine autoreceptors, thus increasing histamine release and in turn augmenting betahistine’s direct agonistic effects on H1 receptors.

About Auris Medical

Auris Medical is a biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and CNS disorders. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and moved into proof-of-concept studies in 2019. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2019, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:

Joseph Green
Edison Advisor for Auris Medical
646-653-7030
jgreen@edisongroup.com

or

investors@aurismedical.com

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2020 and December 31, 2019 and for the Six Months Ended June 30, 2020 and 2019

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	2
Condensed Consolidated Interim Statement of Financial Position	3
Condensed Consolidated Interim Statement of Changes in Equity	4
Condensed Consolidated Interim Statement of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2020 and 2019 (in CHF)

		SIX MONTHS
		ENDED JUNE 30
	Note	2020	2019
Research and development		(884,747)	(1,304,291)
General and administrative		(1,535,960)	(2,803,267)
Operating loss		(2,420,707)	(4,107,558)
Interest expense	4	(3,152)	(25,261)
Foreign currency exchange (loss), net		(30,022)	(264,121)
Revaluation gain from derivative financial instruments	4,5	4,353	531,245
Transaction costs		(219,615)	0
Loss before tax		(2,669,143)	(3,865,695)
Income tax gain	3	10,642	261,394
Net loss attributable to owners of the Company		(2,658,501)	(3,604,301)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		(78,010)	(115,366)
Items that are or may be reclassified to
profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		16,396	6,666
Other comprehensive income/(loss), net of taxes of CHF 0		(61,614)	(108,700)
Total comprehensive loss attributable to owners of the Company		(2,720,115)	(3,713,001)

Basic and diluted loss per share	8	(0.58)	(1.66)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2020 and December 31, 2019 (in CHF)

		JUNE 30,	DECEMBER 31,
	Note	2020	2019
ASSETS
Non-current assets
Property and equipment		54,434	66,672
Intangible assets		7,499,491	6,765,613
Other non-current financial assets		20,001	20,001
Total non-current assets		7,573,926	6,852,286

Current assets
Other receivables		151,019	335,299
Prepayments		198,843	434,231
Derivative financial instruments		-	219,615
Cash and cash equivalents		39,939	1,384,720
Total current assets		389,801	2,373,865

Total assets		7,963,727	9,226,151

EQUITY AND LIABILITIES
Equity
Share capital	5	50,591	1,650,380
Share premium		159,786,160	157,191,707
Foreign currency translation reserve		(11,169)	(27,565)
Accumulated deficit		(155,346,991)	(152,778,389)
Total shareholders’ equity attributable to owners of the Company		4,478,591	6,036,133

Non-current liabilities
Derivative financial instruments	4, 5	-	4,353
Loan	4	50,000	-
Employee benefits		876,776	760,447
Deferred tax liabilities	3	136,507	147,149
Total non-current liabilities		1,063,283	911,949

Current liabilities
Trade and other payables		1,256,352	938,247
Accrued expenses		1,165,501	1,339,822
Total current liabilities		2,421,853	2,278,069
Total liabilities		3,485,136	3,190,018
Total equity and liabilities		7,963,727	9,226,151

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2020 and 2019 (in CHF)

		ATTRIBUTABLE TO OWNERS OF THE COMPANY
				FX
		SHARE	SHARE	TRANSLATION	ACCUMULATED	TOTAL
	NOTE	CAPITAL	PREMIUM	RESERVE	DEFICIT	EQUITY
As of January 1, 2019		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
Total comprehensive loss
Net loss		—	—	—	(3,604,301)	(3,604,301)
Other comprehensive (loss)/income		—	—	6,666	(115,366)	(108,700)
Total comprehensive loss		—	—	6,666	(3,719,667)	(3,713,001)
Transactions with owners of the Company
Transaction costs	5	—	(954,928)	—	—	(954,928)
Share based payments	7	—	—	—	310,501	310,501
Capital increase		596,556	9,063,260	—	—	9,659,816
Balance at June 30, 2019	5	1,306,892	157,395,055	(37,345)	(149,712,564)	8,952,038

As of January 1, 2020		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133
Total comprehensive loss
Net loss		—	—	—	(2,658,501)	(2,658,501)
Other comprehensive income/(loss)		—	—	16,396	(78,010)	(61,614)
Total comprehensive income/(loss)		—	—	16,396	(2,736,511)	(2,720,115)
Transactions with owners of the Company
Reduction of the nominal value		(1,973,044)	1,973,044	—	—	—
Transaction costs	5	—	(3,335)	—		(3,335)
Share based payments	7				167,909	167,909
Capital increase	5	373,255	624,744	—	—	997,999
Balance at June 30, 2020	5	50,591	159,786,160	(11,169)	(155,346,991)	4,478,591

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2020 and 2019 (in CHF)

		SIX	SIX
		MONTHS	MONTHS
		ENDED	ENDED
	Note	JUNE, 2020	JUNE, 2019

Cash flows from operating activities
Net loss		(2,658,501)	(3,604,301)
Adjustments for:
Depreciation		12,238	14,042
Unrealized foreign currency exchange (gain)/loss, net		15,468	(16,562)
Interest expense		-	19,087
Share based payments	7	167,908	308,181
Employee benefits		38,319	16,033
Transaction costs		219,615	0
Fair value derivative financial instruments		(4,353)	(531,245)
Deferred tax (gain)/loss	3	(10,642)	(261,394)
		(2,219,948)	(4,056,159)

Changes in:
Other receivables		184,280	19,070
Prepayments		235,388	126,855
Trade and other payables		318,105	(999,052)
Accrued expenses		(147,334)	(345,313)
Net cash used in operating activities		(1,629,509)	(5,254,596)

Cash flows from investing activities
Purchase of intangibles		(760,864)	(1,620,312)
Net cash used in / from investing activities		(760,864)	(1,620,312)

Cash flows from financing activities
Proceeds from equity issuance and public offering	5	997,999	9,659,815
Transaction costs		(3,335)	(954,928)
Change in outstanding loans	4	50,000	(1,463,328)
Interests paid		—	(3,745)
Net cash from financing activities		1,044,663	7,237,814

Net increase/(decrease) in cash and cash equivalents		(1,345,710)	362,906
Cash and cash equivalents at beginning of the period		1,384,720	5,393,207
Net effect of currency translation on cash		929	35,816
Cash and cash equivalents at end of the period		39,939	5,791,929

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2020 and December 31, 2019 and for the Six Months Ended June 30, 2020 and 2019 (in CHF)

1. Reporting entity

Auris Medical Holding Ltd. (the “Company” or “Auris Medical (Bermuda)”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2019 Reverse Share Split.

On March 13, 2018, Auris NewCo Holding AG (“Auris NewCo”) merged (the “Merger”) with Auris Medical Holding AG (“Auris OldCo”), a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Merger took place following Auris OldCo shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Auris NewCo changed its name to Auris Medical Holding AG following consummation of the Merger.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the Company’s common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger, (iii) all references to the Company’s common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split), and (iv) the Company’s common shares after May 1, 2019 the date of the Reverse share split have a nominal value of CHF 0.40.On the annual general assembly of the shareholders held on June 4, 2020, the shareholders agreed to reduce the nominal value of the Company’s common share to CHF 0.01 with effect from June 30, 2020.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000
●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000
●	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000
●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100
●	Zilentin AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000
●	Auris Medical Pty Ltd, Collingwood, Australia (100%) with a nominal share capital of AUD 100

The Group is primarily involved in the development of novel products that address important unmet medical needs in neurotology and central nervous system disorders. The Group is primarily focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201).

2. Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2020 and for the six months ended June 30, 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2019 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on September 17, 2020

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

2019 Reverse Share Split

The Company effected the 2019 Reverse Share Split of its common shares at a ratio of 1-for-20. No fractional common shares were issued as fractional common shares were settled in cash. Impacted amounts and share information included in the condensed consolidated interim financial statements and notes thereto have been adjusted for the reverse share split as if such reverse share split occurred on the first day of the periods presented. Certain amounts in the notes to the condensed consolidated interim financial statements may be slightly different than previously reported due to rounding of fractional shares as a result of the reverse share split.

2020 Reduction of the nominal value

The annual general assembly of the shareholders held on June 4, 2020, agreed to reduce the nominal value of the Company’s common share from CHF 0.40 to CHF 0.01. The reduction became effective from June 30, 2020.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2019 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

Amendments to IFRS 3	Business Combinations
Amendments to IAS 1 and IAS 8	Presentation of Financial Statements and Accounting Policies, Changes In Accounting Estimates and Errors
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	COVID-19-Related Rent Concessions

The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

Asset Purchase

On May 14, 2019, one of our subsidiaries entered into an agreement to purchase patents related to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD).

3. Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30,	June 30,
	2020	2019
Deferred income tax expense	—	—
Deferred income tax gain	10,642	261,394
Total income tax (expense)/gain	10,642	261,394

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2020 and 2019 is presented as follows:

	June 30,	June 30,
	2020	2019
Deferred Tax liabilities
Intangible assets	(212,844)	(211,233)
Derivative financial asset	0	(17,388)
Total	(212,844)	(228,621)
Deferred Tax assets
Net operation loss (NOL)	76,337	149,029
Total	76,337	149,029
Deferred Tax, net	(136,507)	(79,592)

4. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to USD 20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of USD 12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. Prior to its payoff in January 2019, the loan matured on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum, and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Hercules Loan and Security Agreement were amended to eliminate the USD 5 million liquidity covenant in exchange for a repayment of USD 5 million principal amount outstanding under the Hercules Loan and Security Agreement. The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan was measured at amortized cost using the effective interest method. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of USD 788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules (this resulted in a gain of CHF 3,804 recorded under Revaluation gain from derivative financial instruments)

Due to the COVID-19 pandemic, Swiss banks granted special COVID-19 loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26th, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years.

5. Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2020	2019
As of January 1	4,125,949	1,775,839
Common shares issued	933,135	1,491,389
Total, as of June 30	5,059,084	3,267,228

All shares have a par value of CHF 0.01 after the reduction of the par value as of June 30, 2020 and are fully paid in. As of June 30, 2020, the par value of the 5,059,084 issued shares amounted to CHF 50,590.84 (as of June 30, 2019, the par value of 3,267,228 issued shares amounted to CHF 1,306,891.20 with a par value of CHF 0.40 for each common share).

Equity Offerings

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. Until June 30, 2020, we issued 450,000 of our common shares to LPC for an aggregate amount of USD 430,035. Between July 1, 2020 and September 11, 2020 the Company issued 750,000 common shares to LPC for aggregate proceeds of USD 0.7 million.

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately USD 7.6 million, after deducting underwriting discounts and other offering expenses payable by us. As of December 31, 2019, all pre-funded warrants were exercised.

Related to the May 2019 Registered Offering, the Company had transaction costs amounting to CHF 868,296. The transaction costs of CHF 868,296 were charged to equity.

On November 30, 2018, as amended on April 5, 2019 the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. The related transaction costs of CHF 71,161 for 2019 and CHF 3,335 for the first six months of 2020 were charged to equity. As of September 11, 2020, the Company has sold 1,431,818 of its common shares for an aggregate offering price of USD 2.9 million pursuant to the A.G.P. Sales Agreement. Until June 30, 2020, the Company has sold 202,806 of its common shares for an aggregate offering price of USD 1.4 million pursuant to the A.G.P. Sales Agreement.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 1.47. The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

The Series B warrants issued in the July 2018 Registered Offering expired on June 18, 2020.

On May 2, 2018 the Company entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to USD 10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of April 7, 2020, the Company has issued 2,820,000 common shares for aggregate proceed of USD 1.8 million under the 2018 LPC Agreement.

Related to the 2018 Commitment Purchase Agreement with LPC, the Company had transaction costs amounting to CHF 349,907, whereof. CHF 252,351 were recorded as a derivative financial instrument and classified as a non-current asset and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss. As the 2018 Commitment Purchase Agreement with LPC was formally still effective as of June 30, 2020, but no more in use, the company wrote off the derivative financial instrument.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 (pre-2019 Reverse Share Split) each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of USD 100.00 per common share.

As of June 30, 2020 the fair value of the warrants issued in the January 2018 Registered Offering amounted to CHF 0. Therefore, the fair value decreased by the total amount of CHF 4,353 in the current year (fair value as of December 31, 2019: CHF 4,353).

On February 21, 2017, in connection with a public offering of 62,499 common shares, the Company issued 50,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of USD 240 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants.

As of June 30, 2020, the fair value of the warrants amounted to zero, unchanged from of December 31, 2019. Since its initial recognition, the fair value decreased by its initial value of CHF 5,091,817, resulting in a gain in the same amount.

Issue of common shares upon exercise of options

During the six months ended June 30, 2020, no options were exercised.

6. Employee benefits

	SIX MONTHS ENDED
	JUNE 30,	JUNE 30,
	2020	2019
Salaries	613,677	991,666
Pension costs	78,248	73,788
Share based compensation expense	167,908	308,181
Other employee costs and social benefits	111,671	76,573
Total employee benefits	971,504	1,450,208

Expenses for salaries for the six months ended June 30, 2020 included reimbursements of CHF 63,208 under the Swiss short-time work scheme, which was used for three months in connection with a temporary reduction in project activities due to the Covid-19 pandemic.

7. Share based payments

Share based compensation expense related to employee stock options amounted to CHF 167,908 for the six months ended June 30, 2020 (for the six months ended June 30, 2019, a loss of CHF 308,181, including share based compensation expenses of CHF 2,319, related to the purchase of intangibles was capitalized).

A total of 433,030 options were granted in the six months ended June 30, 2020. The exercise price of the options granted as share based compensation under the Equity Incentive Plan was USD 0.83. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2019.

8. Loss per share

	SIX MONTHS ENDED
	June 30, 2020	June 30, 2019
Loss attributable to owners of the Company	(2,658,501)	(3,604,301)
Weighted average number of shares outstanding*	4,585,054	2,173,307
Basic and diluted loss per share	(0.58)	(1.66)

*	The basic and diluted loss per share for the period ended June 30, 2019 have been adjusted for the 2019 Reverse Share Split on May 1, 2019 with a ratio of 1 for 20.

For the six months ended June 30, 2020 and June 30, 2019 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of August 9, 2020, the Company had 753,385 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2020 and June 30, 2020 was 431,113 (68,890 for the period between January 1, 2019 and June 30, 2019).

9. Events after the Reporting Period

On September 3, 2020 the Company announced top-line data from the interim analysis of its Phase 2 “TRAVERS” trial with intranasal betahistine in vertigo (AM-125). The interim analysis was based on Part A of the trial, which enrolled 33 patients suffering from vertigo following neurosurgery who were treated with AM-125 1, 10 or 20 mg or placebo (3 x daily) for four weeks. It demonstrated a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes.

Based on the results from the interim analysis, the two highest doses, 10 and 20 mg, were selected by the Company to be tested against placebo in 72 patients in Part B of the trial. The improvement in the “Standing on Foam” test will become the sole primary efficacy endpoint, whereas the improvement in the “Tandem Romberg” test will become the key secondary efficacy endpoint. Prior to starting Part B of the trial, open label testing of oral betahistine for reference purposes will be completed (n=16).

On September 8, 2020, the Company announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne pathogens and allergens, based on positive data obtained in a SARS-CoV-2 assay. The experiment showed that contact of AM-301’s key component at different concentrations with a virus suspension allowed to reduce the viral infectious load by up to 99%. The Company believes that AM-301 will be regulated and marketed as an “over-the-counter” medical device and intends to market it in collaboration with partners. Following the conduct of further studies in safety and efficacy, the Company is targeting submission of regulatory applications to the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions in 2021. The Company plans to initiate discussions with regulatory authorities regarding the regulatory pathway for AM-301 shortly. For project AM-301, Auris Medical set up a new subsidiary, Altamira Medica Ltd. (“Altamira”), based in Zug, Switzerland, and obtained funding through a CHF 1.5 m convertible loan agreement with FiveT Capital Holding AG (“FiveT”). The loan may be converted by FiveT into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions.

Since July 1, 2020 the Company has issued in total 1,229,012 of its common shares under the A.G.P. Sales Agreement for gross proceeds of USD 1,414,381 and in total 750,000 of its common shares under the 2020 Commitment Purchase Agreement, for gross proceeds of USD 678,120.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2020 and 2019 included in this prospectus supplement, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references in this report to “Auris Medical Holding Ltd.” or “Auris,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Auris Medical Holding AG (formerly Auris Medical AG), or Auris Medical (Switzerland), together with its subsidiaries, prior to our corporate reorganization by way of the Merger (as defined below) on March 13, 2018 (i.e. to the transferring entity), (ii) to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity) and prior to the Redomestication (as defined below) and (iii) to Auris Medical Holding Ltd., a Bermuda company, or Auris Medical (Bermuda), the successor issuer to Auris Medical (Switzerland) under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the effective time of the Redomestication, which occurred on March 18, 2019. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

Auris Medical Holding Ltd. is an exempted company incorporated under the laws of Bermuda. We began our operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, we discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, we effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of our issued and outstanding common shares. All per share amounts and numbers of common shares in this report reflect the 2019 Reverse Share Split.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the our common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger (iii) all references to our common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.40 per share) and (iv) the Company’s common shares after May 1, 2019 the date of the Reverse share split have a nominal value of CHF 0.40 each. As of June 30, 2020, we reduced the nominal value of our shares to CHF 0.01 each.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of September 11, 2020.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products that address important unmet medical needs in neurotology and central nervous system disorders. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). AM-125 is currently being tested in a Phase 2 clinical trial, and AM-201 was evaluated in a Phase 1b trial with data read-out in May 2020. With AM-301, the Company is developing a nasal spray for protection against airborne pathogens and allergens. In addition, we have two Phase 3 programs under development: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. Sonsuvi® has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.

Recent Developments

Reduction of the nominal value

On June 30, 2020, we reduced the nominal value of our shares from CHF 0.40 to CHF 0.01. The reduction of CHF 0.39 per share was credited to the share premium account.

AM-125 Phase 2 trial in acute vertigo (“TRAVERS”)

The TRAVERS clinical trial was initiated in July 2019 and is expected to enroll 118 patients that suffer from acute vertigo following certain neurosurgical interventions (vestibular schwannoma resection, vestibular neurectomy or labyrinthectomy).

On September 3, 2020 the Company announced top-line data from Part A of the trial, which enrolled 33 patients suffering from vertigo following neurosurgery who were treated with AM-125 1, 10 or 20 mg or placebo (3 x daily) for four weeks. It demonstrated a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes.

Based on the results from the interim analysis, the two highest doses, 10 and 20 mg, were selected by the Company to be tested against placebo in 72 patients in Part B of the trial. The improvement in the “Standing on Foam” test will become the sole primary efficacy endpoint, whereas the improvement in the “Tandem Romberg” test will become the key secondary efficacy endpoint. Prior to starting Part B of the trial, open label testing of oral betahistine for reference purposes will be completed (n=16).

AM-201 Phase 1b trial in antipsychotic-induced weight gain

The Phase 1b clinical trial with AM-201, our investigational drug for the prevention of antipsychotic-induced weight gain and somnolence, was initiated in March 2019 at a single study site in Europe. The trial enrolled healthy volunteers who received either AM-201 or placebo three times daily concomitantly with the antipsychotic drug olanzapine over four weeks.

On October 11, 2019 we announced based on an interim analysis of Part 1 of the trial comprising the first 50 subjects that the safety and tolerability of 5 ascending doses of AM-201 up to 20 mg were favorable and reported first efficacy signals. The trial then proceeded to the next higher and final dose level of 30 mg, which was tested on 30 healthy volunteers. On May 26, 2020 we announced top-line data for the entire trial, which showed good safety and tolerability of AM-201 up to 30 mg as well as a dose-dependent reduction in weight gain. At the highest AM-201 dose, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects. The primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). In a next step, following additional pre-clinical testing, the Company intends to file for an IND in 2021.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus COVID-19 was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our preclinical and clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19. For example, the COVID-19 outbreak delayed enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for participation in this trial undergo certain types of neurosurgery, which are classified as elective procedures. Due to the COVID-19 outbreak, many sites participating in the “TRAVERS” trial postponed elective procedures and temporarily reduced or suspended clinical research activities. As a result, enrollment came to a halt towards the end of March 2020. Following an interruption of a few weeks, a growing number of trial sites have resumed recruitment in European countries; however, there remain several sites that could either not start enrollment or had to suspend enrollment due to COVID-19 related restrictions.

The continued spread of COVID-19 globally could otherwise adversely impact our clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Disruptions or restrictions on our ability to travel to monitor data from our clinical trials, or to conduct clinical trials, or the ability of patients enrolled in our studies to travel, or the ability of staff at study sites to travel, as well as temporary closures of our facilities or the facilities of our clinical trials partners and their contract manufacturers, would negatively impact our clinical trial activities. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, including the collection of data from our clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our preclinical trials could be delayed and/or disrupted by the outbreak. As a result, the expected timeline for data readouts of our preclinical studies and clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results. Finally, the COVID-19 outbreak and its impact on the global financial markets may limit our ability to raise additional funds to continuously fund our operations and complete the research and development of all of our product candidates.

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Initiating development program for protection against airborne pathogens and allergens

On September 8, 2020, the Company announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne pathogens and allergens, based on positive data obtained in a SARS-CoV-2 assay. The experiment showed that contact of AM-301’s key component at different concentrations with a virus suspension allowed to reduce the viral infectious load by up to 99%. The Company believes that AM-301 will be regulated and marketed as an “over-the-counter” medical device and intends to market it in collaboration with partners. Following the conduct of further studies in safety and efficacy, the Company is targeting submission of regulatory applications to the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions in 2021. The Company plans to initiate discussions with regulatory authorities regarding the regulatory pathway for AM-301 shortly. For project AM-301, Auris Medical set up a new subsidiary, Altamira Medica Ltd. (“Altamira”), based in Zug, Switzerland, and obtained funding through a CHF 1.5 m convertible loan agreement with FiveT Capital Holding AG (“FiveT”). The loan may be converted by FiveT into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions.

Redomestication

On March 18, 2019, we changed our jurisdiction of incorporation from Switzerland to Bermuda. We discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act, continued our existence under the Companies Act as an exempted company incorporated in Bermuda. We changed our name from “Auris Medical Holding AG” to “Auris Medical Holding Ltd.” in connection with the Redomestication. Our common shares continued to trade on the Nasdaq Capital Market after the Redomestication under the symbol “EARS.”

2019 Reverse Share Split

On April 30, 2019, we announced a reverse share split (the “2019 Reverse Share Split”) of our common shares at a ratio of one-for-twenty. The 2019 Reverse Share Split took effect at 12:01 a.m. (Eastern Time) on May 1, 2019, and our common shares began to trade on a post-split basis at the market open on May 1, 2019. When the reverse share split became effective, every 20 of our pre-split issued and outstanding common shares, par value 0.02 per share, were combined into one common share, par value CHF 0.40 per share. Effecting the 2019 Reverse Share Split reduced the number of our issued and outstanding common shares from 38,095,859 common shares to 1,904,789 common shares. It also simultaneously adjusted outstanding options issued under our equity incentive plan and outstanding warrants to purchase common shares. All per share amounts and numbers of common shares in this management’s discussion and analysis reflect the 2019 Reverse Share Split.

Defining Development Plan and Regulatory Pathway for AM-101

On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for our late-stage Keyzilen® (AM-101) program. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. It will incorporate learnings from the four late-stage trials, TACTT2, TACTT3, AMPACT1 and AMPACT2, notably with regard to the collection of patient reported outcomes and certain elements of study conduct. In addition, it will explore the use of a novel method for objective tinnitus diagnosis and measurement. We have solicited advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure. We aim to implement the further development of Keyzilen® as well as our early-stage tinnitus programs with non-dilutive funding.

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Funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof.

Nasdaq Listing Requirements

On April 21, 2020, we received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying us that our minimum bid price per share of our common shares was below USD 1.00 for a period of 30 consecutive business days as required by Nasdaq’s continued listing requirements. Given extraordinary market conditions, Nasdaq determined to toll the compliance periods for the bid price and market value of publicly held shares through June 30, 2020. In addition, the Company has a compliance period of 180 calendar days (the “Compliance Period”), commencing on July 1, 2020 and ending on December 28, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On August 20, 2020, we announced that we had regained compliance with the Nasdaq minimum USD 1.00 bid price requirement.

Previously, on February 6, 2019, we had received a letter from Nasdaq stating that due to our continued non-compliance with the minimum USD 1.00 bid price requirement, our common shares were subject to delisting unless we timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). On April 15, 2019, we announced that the Panel granted the Company’s request for the continued listing of the Company’s securities on Nasdaq and that the Company’s continued listing on Nasdaq was subject to the Company evidencing compliance with the minimum USD 1.00 bid price requirement on or before August 5, 2019. On May 23, 2019, we announced that we had regained compliance with the Nasdaq minimum USD 1.00 bid price requirement following the 2019 Reverse Share Split. Nasdaq has closed the matter.

Amendment of Hercules Loan and Security Agreement

On January 31, 2019, we made the final payment to Hercules Capital, Inc. (“Hercules”) under our Loan and Security Agreement with Hercules, dated July 19, 2016 (the “Loan and Security Agreement”), comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules were lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of USD 788.00 per common share for no consideration to us in exchange for our payment to Hercules.

Capital Increase

In the first half 2020, we issued 450,000 of our common shares under the 2020 Commitment Purchase Agreement to LPC for an aggregate amount of USD 430,035 and 73,015 common shares under the A.G.P. Sales Agreement for an aggregate amount of USD 110,488. Between July 1, 2020 and September 11, 2020 the Company issued 750,000 common shares to LPC for aggregate proceeds of USD 678,120 and 1,229,012 common shares under the A.G.P. Sales Agreement for gross proceeds of USD 1,414,381. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of USD 25.0 million. As of September 11, 2020, we have sold 1,431,818 of our common shares for an aggregate offering price of USD 2,856,719. Under the 2020 Commitment Purchase Agreement we may sell common shares to LPC up to a maximum offering price of USD 10.0 million. As of September 11, 2020 we have sold 1,200,000 of our common shares for an aggregate offering price of USD 1,108,155.

On May 15, 2019, we closed our registered offering of 440,000 common shares, pre-funded warrants to purchase 1,721,280 common shares and warrants to purchase 2,161,280 common shares. We refer to such offering of common shares as the “May 2019 Registered Offering.”

As of September 11, 2020, our outstanding and issued fully paid-in share capital consisted of CHF 70,895.12, divided into 7,089,512 common shares with a par value of CHF 0.01 each and no preferred shares.

Asset Purchase

On May 14, 2019, one of our subsidiaries entered into an agreement to purchase patents related to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD).

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

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Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

●	AM-125 for Vertigo. We are evaluating intranasal betahistine for the treatment of acute vertigo in the Phase 2 TRAVERS clinical trial. On September 3, 2020 the Company announced top-line data from Part A of the trial, which enrolled 33 patients suffering from vertigo following neurosurgery who were treated with AM-125 1, 10 or 20 mg or placebo (3 x daily) for four weeks. It demonstrated a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes. Based on the results from the interim analysis, the two highest doses, 10 and 20 mg, were selected by the Company to be tested against placebo in 72 patients in Part B of the trial. The improvement in the “Standing on Foam” test will become the sole primary efficacy endpoint, whereas the improvement in the “Tandem Romberg” test will become the key secondary efficacy endpoint. Prior to starting Part B of the trial, open label testing of oral betahistine for reference purposes will be completed (n=16).

●	AM-201 for Antipsychotic-Induced Weight Gain. We evaluated intranasal betahistine in a Phase 1b clinical in the prevention of antipsychotic-induced weight gain and somnolence. The study was initiated in March 2019 at a single site in Europe. The trial enrolled 80 healthy volunteers who received either AM-201 or placebo three times daily concomitantly with the antipsychotic drug olanzapine over four weeks. Following an interim analysis in October 2019 we continued dose escalation and reported top line data for the whole trial in May 2020. The study showed good safety and tolerability of AM-201 up to 30 mg as well as a dose-dependent reduction in weight gain. At AM-201 30 mg, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects. The primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). In a next step, following additional pre-clinical testing, the Company intends to file for an IND in 2021.

●	Sonsuvi® (AM-111) for Acute Inner Ear Hearing Loss. Following the results from the HEALOS Phase 3 trial, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We aim to implement the further development of Sonsuvi® with non-dilutive funding. Funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. Pending such funding, we expect our research and development expenses in connection with the Sonsuvi® program to remain minimal.

●	Keyzilen® (AM-101). Following the results from the TACTT3 Phase 3 trial, we have completed the design of a pivotal Phase 2/3 trial for our late-stage Keyzilen® program. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. It will incorporate learnings from the four late-stage trials, TACTT2, TACTT3, AMPACT1 and AMPACT2, notably with regard to the collection of patient reported outcomes and certain elements of study conduct. In addition, it will explore the use of a novel method for objective tinnitus diagnosis and measurement. We have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure. We aim to implement the further development of Keyzilen® as well as its early-stage tinnitus programs with non-dilutive funding. Funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for synthesis of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results— Financial Operations Overview” in the Annual Report.

5

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2020 and 2019. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the six months ended June 30, 2020 and 2019:

	Six months ended June 30
	2020	2019	Change
	(in thousands of CHF)%
Research and development	(885)	(1,304)	(32)%
General and administrative	(1,536)	(2,803)	(45)%
Operating loss	(2,421)	(4,107)	(41)%
Interest expense	(3)	(25)	(87)%
Foreign currency exchange loss, net	(30)	(264)	(89)%
Revaluation (loss)/gain from derivative financial instruments	4	531	(99)%
Transaction costs	(220)	0	100%
Loss before tax	(2,669)	(3,865)	(31)%
Income tax gain	11	261	(96)%
Net loss attributable to owners of the Company	(2,659)	(3,604)	(26)%
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	(78)	(116)	(33)%
Items that are or may be reclassified to profit and loss
Foreign currency translation differences	16	7	134%
Other comprehensive loss	(62)	(109)	43%
Total comprehensive loss attributable to owners of the company	(2,720)	(3,713)	(27)%

Research and development expense

	Six months ended June 30
	2020	2019	Change
	(in thousands of CHF)%
Clinical projects	(251)	(303)	(17)%
Pre-clinical projects	(133)	(137)	(3)%
Drug manufacturing and substance	(12)	(38)	(68)%
Employee benefits	(450)	(671)	(33)%
Other research and development expenses	(39)	(155)	(75)%
Total	(885)	(1,304)	(32)%

Research and development expenses amounted to CHF 0.9 million in the six months ended June 30, 2020. This represents a decrease of about CHF 0.4 million from research and development expenses of CHF 1.3 million for the six months ended June 30, 2019. Research and development expenses reflected the following:

●	Capitalization of internal costs for AM-125. In the six months ended June 30, 2020, we capitalized direct costs related to our AM-125 program for a total amount of CHF 0.7 million compared to CHF 1.6 Mio for the six months ended June 30, 2019.

●	Clinical projects. In the six months ended June 30, 2020 clinical expenses were lower than in the six months ended June 30, 2019 by CHF 0.1 million due to lower spending on start-up activities.

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●	Pre-clinical projects. In the six months ended June 30, 2020, pre-clinical expenses were at the same level as the year before and related mostly to the AM-125 program.

●	Drug manufacture and substance. In the six months ended June 30, 2020, drug manufacture and substance related costs were minimal due to the capitalization of direct costs in our AM-125 program.

●	Employee benefits. Employee expenses decreased by CHF 0.2 million in the six months ended June 30, 2020 compared to the same period in 2019 due to a lower headcount as well as reimbursements under the Swiss short-time work scheme.

●	Other research and development expenses. Other research and development expenses decreased by CHF 0.1 million in the six months ended June 30, 2020 compared to the same period in 2019 primarily due to a decrease in intellectual property related activities.

General and administrative expense

	Six months ended June 30
	2020	2019	Change
	(in thousands of CHF)%
Employee benefits	(522)	(780)	(33)%
Lease expenses	(11)	(13)	(12)%
Business development	(1)	(97)	(99)%
Travel and representation	(18)	(103)	(83)%
Administration costs	(969)	(1,796)	(46)%
Depreciation tangible assets	(3)	(6)	(56)%
Capital tax expenses	(13)	(8)	61%
Total	(1,536)	(2,803)	(45)%

General and administrative expense amounted to CHF 1.5 million in the six months ended June 30, 2020 compared to CHF 2.8 million in the same period in the previous year. Administration costs decreased mainly due to lower consultancy costs (Redomestication in the previous period) and lower headcount.

Interest expense

Interest expense decreased in the six months ended June 30, 2020 essentially to zero as the loan under the Loan and Security Agreement of Hercules was repaid on January 31, 2019.

Foreign currency exchange gain / (loss), net

For the six months ended June 30, 2020, fluctuations in foreign currency exchange rates resulted in a loss of CHF 0.03 million, compared to a loss of CHF 0.3 million during the same period in the previous year, due to the impact of the appreciation of the USD currency.

Revaluation gain / (loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, we issued Hercules a warrant to purchase up to 1,205 of the Company’s common shares at an exercise price of USUSD 788.00 per share. As of March 13, 2018 following the consummation of the Merger, the warrant was exercisable for 783 common shares at an exercise price of USD 788.00 per common share. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules were lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of USD 788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules. This resulted in a gain of CHF 3,804 recorded under Revaluation gain from derivative financial instruments.

On February 21, 2017 we issued 50,000 warrants in connection with the January 2018 Registered Offering, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of USD 240.00 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 39,725 of our common shares, at an exercise price of USD 240.00 per common share. As of June 30, 2020 the fair value of the warrants amounted to CHF 0. The revaluation gain of the derivative for the six months ended June 30, 2020 amounted to CHF 4,353, which is a decrease of CHF 140,225 when comparing to the same period in 2019.

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On January 30, 2018 we issued 37,499 warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase one common share at an exercise price of USD 100.00 per common share. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 37,499 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of USD 100.00 per common share. As of June 30, 2020 the fair value of the warrants amounted CHF 0. The revaluation gain of the derivative for the six months ended June 30, 2020 amounted to CHF 4,353, which is a decrease of CHF 212,060 when comparing to the same period in 2019.

On July 17, 2018 we issued 314,103 Series A warrants and 224,359 Series B warrants in connection with the July 2018 Registered Offering of 897,436 common shares, each warrant entitling its holder to purchase one common share at an exercise price of CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 1.47. As of June 30, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value of the warrants amounted CHF 0. The Series B warrants expired on June 18, 2020.

On May 15, 2019, we issued 1,721,280 pre-funded warrants and 2,161,280 warrants in connection with the May 2019 Registered Offering of 440,000 common shares, with each pre-funded warrant entitling its holder to purchase one common share at an exercise price of CHF 0.01 and each warrant entitling its holder to purchase one common share at an exercise price of CHF 4.34.

Cash flows

Comparison of the six months ended June 30, 2020 and 2019

The table below summarizes our cash flows for the six months ended June 30, 2020 and 2019:

	Six months ended June 30
	2020	2019
	(in thousands of CHF)
Cash used in operating activities	(1,630)	(5,255)
Net cash used in investing activities	(761)	(1,620)
Net cash from financing activities	1,045	7,238
Net effect of currency translation on cash	1	36
Cash and cash equivalents at beginning of the period	1,385	5,393
Cash and cash equivalents at end of the period	40	5,792

Cash and funding sources

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately USD 7.6 million, after deducting underwriting discounts and other offering expenses payable by us.

On November 30, 2018, the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. As of September 11, 2020, the Company has sold 1,431,818 of its common shares for an aggregate offering price of USD 2.9 million pursuant to the A.G.P. Sales Agreement.

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On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 1.47. The net proceeds to us from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. Until September 11, 2020, the Company issued 1,200,000 of our common shares to LPC for an aggregate amount of USD 1.1 million. The 2020 Commitment Purchase Agreement replaced the 2018 Commitment Purchase Agreement.

On May 2, 2018 the Company entered into the 2018 Commitment Purchase Agreement and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to USD 10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of April 7, 2020, the Company has issued an aggregate of 2,820,000 common shares for aggregate proceeds of USD 1.8 million to LPC under the 2018 Commitment Purchase Agreement.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of USD 100.00 per common share.

Due to the COVID pandemic, Swiss banks granted special COVID-19 loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26th, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect our total cash need in 2020 to be in the range of CHF 7.0 to 8.5 million to cover our expected total operating expenses in the range of CHF 4.5 to 5.5 million and our expected capitalized research and development costs of CHF 2.5 to 3.0 million.  The existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until the year end 2020. In addition, we anticipate that the issuance of our common shares under the 2020 Commitment Purchase Agreement and the A.G.P. Sales Agreement will enable the Company to further fund its operations and capital requirements.  We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

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We expect that we will require additional funding to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval for any of our product candidates, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

The Company’s Board has started a process to explore, review and evaluate a broad range of potential strategic alternatives. These alternatives include but are not limited to the partnering of its various clinical and pre-clinical programs, or a sale or merger of the Company, in an effort to unlock the potential of those assets and maximize shareholder value. There can be no assurance the Company’s strategic review will result in the completion of any particular course of action. There is no defined timeline for completion of the review process and the Company does not intend to comment further unless a specific initiative is approved by the Board of Directors, the review process is concluded, or it is otherwise determined that other disclosure is appropriate.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. We may also seek to refinance out outstanding indebtedness.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of June 30, 2020:

	Payments Due by Period
	Less Than 1	Between 1	Between 3
	Year	and 3 Years	and 5	Years Total
		(in thousands of CHF)
Lease obligations (1)	20	—	—	20
Loan (2)	—	—	50	50
Total	20	—	50	70

(1)	Lease obligations consist of payments pursuant to operating lease agreements relating to leases of our office space and are not accounted for on the balance sheet. The lease term is indefinite and can be terminated with a six month notice period.

(2)	In March 2020 the Company obtained an interest-free “COVID-19” loan from UBS Switzerland, guaranteed by the Swiss government. The loan may be repaid at any time with a maximum term of 5 years.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we are obliged to make a development milestone payment of USD 200,000 subject to reaching certain development outcomes.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

See Note 4 to our audited financial statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

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Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;

●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed, particularly in light of the global outbreak of the novel coronavirus, which continues to evolve;

●	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;

●	our dependence on the success of AM-125, AM-201, Keyzilen® (AM-101) and Sonsuvi® (AM-111), which are still in clinical development, may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects, particularly in light of the global outbreak of the novel coronavirus, which continues to evolve;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	the chance that we do not obtain orphan drug exclusivity for Sonsuvi®, which would allow our competitors to sell products that treat the same conditions;

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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